UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: November, 2026

Commission file number:  001-39166

Metalla Royalty & Streaming Ltd.
(Translation of registrant's name into English)

605 - 200 Burrard Street, Vancouver, BC, V6C 3L6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover:

[ ] Form 20-F [ x ] Form 40-F

EXPLANATORY NOTE

This Amendment No. 1 to the Report of Foreign Private Issuer on Form 6-K, originally filed on November 12, 2026,  is being filed solely to correct certain typographical errors in Exhibit 99.1, the corrected version of which is attached herein to this Amendment No. 1.

Other than as expressly set forth above, this Form 6-K/A does not, and does not purport to amend, update or restate the information in any other item of the original Form 6-K mentioned above, or reflect any events that have occurred after such Form 6-K was originally filed.

EXHIBIT INDEX

EXHIBITS 99.1, 99.4 AND 99.5 INCLUDED WITH THIS REPORT ARE HEREBY INCORPORATED BY REFERENCE AS EXHIBITS TO THE REGISTRANT'S REGISTRATION STATEMENTS ON FORM F-10 (FILE NO. 333-297632), AS AMENDED AND SUPPLEMENTED, AND ON FORM S-8 (FILE NOS. 333-234659, 333-249938, 333-265835, 333-276265 AND 333-293092) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED

Exhibit	Description

99.1	Condensed Interim Consolidated Financial Statements for the three and nine months ended September 30, 2026 and 2025

99.2*	CEO Certification for period ended September 30, 2026

99.3*	CFO Certification for period ended September 30, 2026

99.4*	Management Discussion & Analysis for the three and nine months ended September 30, 2026

99.5*	Consent of Charles Beaudry

99.6*	Press Release dated November 12, 2026

* Previously filed

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2026	/s/ Marjorie Winslow
Marjorie Winslow
Corporate Secretary